Exhibit A

Directors and Executive Officers of Everest Medicines Limited

Except as otherwise indicated below, the business address of each of the following directors and executive officers of Everest Medicines Limited is 36 ROBINSON ROAD, #20-01 CITY HOUSE, SINGAPORE 068877.

Directors:

Name	Present Principal Occupation	Citizenship	Business address
Wei Fu	Chief Executive Officer and Managing Partner of CBC Group	Singapore	88 Market Street, #46-04/05 Capitaspring, Singapore (048948)
Rogers Yongqing Luo	Director and Chief Executive Officer of Everest Medicines Limited	China	N/A
Ian Ying Woo	Director, President and Chief Financial Officer of Everest Medicines Limited	the United States	N/A
Honggang Feng	Seinor Advisor of CBC Group	China	88 Market Street, #46-04/05 Capitaspring, Singapore (048948)
William Ki Chul Cho	Senior Managing Director of CBC Group	Republic of Korea	88 Market Street, #46-04/05 Capitaspring, Singapore (048948)
Shidong Jiang	Independent Non-Executive Director of Everest Medicines Limited	China	N/A
Yifan Li	Independent Non-Executive Director of Everest Medicines Limited	the United States	N/A
Hoi Yam Chui	Independent Non-Executive Director of Everest Medicines Limited	Hong Kong	N/A

Executive Officers:

Name	Present Principal Occupation	Citizenship	Business address
Rogers Yongqing Luo	Chief Executive Officer	China	N/A
Ian Ying Woo	President and Chief Financial Officer	the United States	N/A
Jason Brown	Chief Business Officer	the United States	N/A
Rico Liang	Chief Product Officer	China	N/A
Steve Xu	Chief Operations Officer	China	N/A
Wei Jennifer Yang	Chief Scientific Officer	the United States	N/A
Sandra Zeng	Chief Medical Officer	the United States	N/A